KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
March 29, 2011
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Re:	KB Home Form 10-K for the fiscal year ended November 30, 2010 Filed January 31, 2011 File #1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 15, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”), and our prior written response dated March 8, 2011 to the Staff’s comments on the Form 10-K that were contained in your letter dated February 22, 2011.
Below we have reprinted the comments from the March 15, 2011 letter in bold, followed by our responses.
Form 10-K for the fiscal year ended November 30, 2010
MD&A — Critical Accounting Policies, page 50
Inventory Impairments and Land Option Contract Abandonments, page 51
1.	We note your response to our prior comment four. It appears to us that the current disclosure in your Form 10-K indicates that while each land parcel or community is assessed to determine if indicators of potential impairment exist, a land parcel or community is only evaluated for recoverability if such indicators do, in fact, exist. Therefore, please revise your disclosures in future filings to clarify if each land parcel or community is evaluated for recoverability. To the extent that you evaluate less than all of your land parcels and communities, please disclose the number you evaluated as well as the number that were impaired during each period.
Response:
Our future filings will reflect this comment.
Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 80
2.	Based on your response to our prior comment six, please tell us what additional disclosures you intend to provide in future filings for warranties related to defective drywall materials. Also, please explain to us where and how you recorded the $8.3 million revision to estimated repair costs in 2010 and tell us how you intend to disclose this revision in future filings.

Response:
In our Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 and in future filings (as relevant), we will provide disclosure substantially as follows:
The Company’s overall warranty liability of $87.1 million at February 28, 2011 included $9.6 million for estimated remaining repair costs associated with 246 homes that have been identified as containing or suspected of containing allegedly defective drywall material manufactured in China. These homes are located in Florida and were primarily delivered in 2006 and 2007. The Company’s overall warranty liability of $94.0 million at November 30, 2010 included $11.3 million for the estimated remaining repair costs associated with 296 such identified affected homes. The decrease in the liability for estimated repair costs associated with identified affected homes during the three months ended February 28, 2011 reflected the lower number of identified affected homes with unresolved repairs at February 28, 2011 compared to November 30, 2010. During the three months ended February 28, 2011, repairs were resolved on 63 identified affected homes, and the Company identified 13 additional affected homes. For these purposes, the Company considers repairs for identified affected homes to be “resolved” when all repairs are complete and all repair costs are fully paid. Repairs for identified affected homes are considered “unresolved” if repairs are not complete and/or there are repair costs remaining to be paid.
The drywall used in the construction of the Company’s homes is purchased and installed by subcontractors. The Company’s subcontractors obtained drywall material from multiple domestic and foreign sources through late 2008. In many cases, the origin of the drywall material obtained before December 2008 cannot be determined. As a result, the Company is unable to readily identify the total number of homes that may contain the allegedly defective drywall material manufactured in China. The Company has identified homes that contain or may contain such drywall material primarily by responding to homeowner-initiated warranty claims or customer service questions regarding such material or regarding conditions or items in a home that may be affected by such material. Additionally, in certain communities where there has been a high number of affected homes identified through the warranty/customer service process, the Company has proactively undertaken community-wide reviews and identified more affected homes. The Company expects to complete all such identified community-wide reviews by the end of May 2011. The Company’s customer service personnel or, in some instances, third-party consultants handle these matters. While the Company continues to respond to individual warranty/customer service requests as they are made, the number of additional affected homes newly identified each quarter has fallen significantly since the third quarter of 2009 to a nominal amount. As a result, and based on the Company’s experience to date of the nature of the problems caused by the allegedly defective drywall material and the steps the Company has taken since late 2008 to direct its subcontractors to obtain only domestically sourced drywall material, the Company anticipates that after completion of the review process it will have identified substantially all potentially affected homes.
During the three months ended February 28, 2011 and 2010, the Company paid $5.4 million and $3.4 million, respectively, to repair identified affected homes, and estimated its additional repair costs with respect to the identified affected homes to be $3.7 million and $7.6 million, respectively. Since first identifying affected homes in 2009, the Company has identified a total of 450 affected homes and has resolved repairs on 204 of those homes through February 28, 2011. As of February 28, 2011, the Company has paid $32.2 million of the total estimated repair costs of $41.8 million associated with the identified affected homes. Based on its analyses, the Company determined that its overall warranty liability at each reporting date since August 31, 2009 was sufficient with respect to the Company’s then-estimated remaining repair costs associated with identified affected homes and its overall warranty obligations on homes delivered. As a result, the Company did not incur charges in its 2010 fiscal year or in the three months ended February 28, 2011 with respect to such repair costs.
Depending on the number of additional affected homes identified, if any, and the actual costs the Company incurs to complete the above-described review process and to repair identified affected homes in future periods, including costs to provide affected homeowners with temporary housing, the Company may revise the estimated amount of its liability with respect to this issue, which could result in an increase or a decrease in the Company’s overall warranty liability on homes delivered.
With regard to the Staff’s comment as to where and how we recorded the $8.1 million revision to estimated repair costs in 2010, we did not accrue any additional amounts with respect to this revision because, as noted above in our proposed disclosure, we determined that our overall warranty liability in each quarter of our 2010 fiscal year was sufficient with respect to our then-estimated remaining repair costs associated with identified affected homes and our overall warranty obligations on homes delivered.
Note 15. Legal Matters, page 81
3.	We note your response to our prior comment seven and have the following additional comments:
(A)	Notwithstanding the fact that there was not a demand from the lenders under the Springing Guaranty, please provide us a more specific and comprehensive discussion regarding how you determined that a loss was not probable or estimable at November 30, 2010. In this regard, please specifically discuss what consideration you gave to the fact that you provided certain guarantees to the lenders and that they filed a Chapter 11 involuntary bankruptcy petition against South Edge on December 9, 2010.

(B)	Please provide us a more specific and comprehensive discussion regarding why you assumed South Edge would pay off the Loans at a discount. In this regard, please provide us more information regarding what discussions you or South Edge had with the lenders regarding this potential outcome.

(C)	Please provide us your estimate of the fair value of the South Edge land at November 30, 2010 and 2009 and at February 28, 2011.

(D)	We note you had a reserve of approximately $122 million relating to South Edge at November 30, 2010. We also note your disclosure on page 74 of your Form 10-K that there were no impairment charges in 2010 related to your investments in unconsolidated joint ventures. Please provide us a specific and comprehensive discussion regarding how you determined that your potential obligation under the Springing Guaranty did not result in a reduction of your investment in South Edge during 2010 and explain to us when and how you recorded the reserve.

(E)	Please provide us a specific and comprehensive discussion regarding your assessment of the overall carrying value of South Edge and your obligations under the Springing Guaranty, including amounts related to unpaid interest and attorney fees, at February 28, 2011.

Response:
For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullets in the March 15, 2011 letter.
(A)	Consideration of Loss Under the Springing Guaranty. By its terms, the Springing Guaranty’s obligations arise only after the occurrence of (a) an involuntary bankruptcy proceeding or an involuntary bankruptcy petition filed against South Edge that is not dismissed within 60 days, or for which an order or decree approving or ordering any such proceeding or petition is entered; or (b) a voluntary bankruptcy commenced by South Edge (each, a “South Edge Bankruptcy Event”). Thus, we historically considered a probability of loss with respect to the Springing Guaranty based on whether a South Edge Bankruptcy Event had occurred or was probable. Prior to the December 9, 2010 filing by certain lenders of a Chapter 11 involuntary bankruptcy petition against South Edge, we had determined that no South Edge Bankruptcy Event had occurred or was probable. Therefore, we determined that a loss was not probable at November 30, 2010 with respect to the Springing Guaranty.

In preparing the Form 10-K, we considered the lenders’ December 9, 2010 petition. After the filing of the lenders’ petition, we believed that there were several well-founded legal arguments against the entry of an order for relief on the petition, a belief informed by analyses and advice we received from outside legal counsel to us and to South Edge. As reflected in the court filings South Edge submitted against the lenders’ petition, these arguments included the following: (a) the lenders had agreed that only the Administrative Agent for the Loans had the right to realize upon the collateral securing the Loans and that for this and other reasons, the lenders lacked standing to file their petition; (b) that the lenders had failed to prove that they were undersecured; (c) that South Edge was regularly paying its debts as they became due, other than to the lenders, and that the lenders had not proven that the portion of unpaid debt potentially owed to them by South Edge was undisputed; (d) that the petition was filed by the lenders in bad faith; and (e) that the court should abstain from entering an order for relief. We therefore considered at the time we filed the Form 10-K on January 31, 2011 — when the trial on the lenders’ petition was still in process and the outcome was uncertain — that it was not probable that an order for relief on the petition would be entered.

At the conclusion of the trial on the lenders’ petition on February 3, 2011, the court entered an order for relief. Until the court’s decision, we did not consider it probable that it would enter the order for relief. In fact, during the course of the trial it appeared to us that the petitioning lenders had failed to prove their case. The lenders also had been unsuccessful in a pretrial procedural hearing and had abandoned an effort to have an interim trustee appointed for South Edge. These events, in addition to our observation of the course of the trial itself, informed our view that the entry of an order for relief on the lenders’ petition was not probable. We further note that in rendering its decision, the court stated that the argument that the lenders lacked standing “is strong, and I wrestled with it a lot” (Reporter’s Transcript of February 3, 2011 at 38:6-7), and that the lenders’ ability to prove that they were undersecured by the statutorily-required amount was a “closer question” (Id. at 46:21). South Edge’s appeal of the court’s decision also shows its belief in the merits of the arguments against the entry of an order for relief on the lenders’ petition.

In summary, as we considered that it was not probable that an order for relief on the lenders’ petition would be entered (i.e., a South Edge Bankruptcy Event), we believed at the time we filed the Form 10-K that a loss was not probable with respect to the Springing Guaranty. At the time we filed the Form 10-K, we did consider such a loss to be reasonably possible, however, and therefore we provided in the Form 10-K updated disclosure with respect to the Springing Guaranty (including as to the potential impact of the lenders’ petition).

At November 30, 2010 and up through the time of filing the Form 10-K, we also considered that it was not probable that we would have any liability or obligation to repay the Loans under the other guarantees we provided to the lenders in connection with the Loans — a completion guaranty and a limited guaranty. Unlike the Springing Guaranty, these other guarantees, which are described in the Form 10-K, are not repayment guarantees. Our consideration was based on the nature of these other guarantees and also on our belief that we have practical and well-founded legal defenses to their potential enforcement, a belief informed by our own experience and by analyses and advice received from outside legal counsel. We weighed our potential obligations with respect to these other guarantees in our assessment of South Edge’s ability to repay the Loans at a discount, as further discussed below in paragraph (B). However, because our potential obligations under them are not triggered or increased by a South Edge Bankruptcy Event, the lenders’ petition did not impact our considerations with respect to these other guarantees.

(B)	Discounted Pay Off of the Loans. We assumed at November 30, 2010 and up through the time of filing the Form 10-K that the Loans would be paid off by South Edge at a discount, largely because of the structure of the financing for the South Edge project and our experience in renegotiating the financial arrangements for similar projects. The Loans are a direct obligation solely of South Edge and are secured by the underlying real property for the project and other South Edge assets. We and each of the parent companies of the other South Edge members, together with each of their respective subsidiaries that serve as members of South Edge, including our subsidiary KB HOME Nevada Inc., provided certain guarantees to the lenders in connection with the Loans. We believed at November 30, 2010 and up through the time of filing the Form 10-K that there were practical and well-founded legal defenses to the potential enforcement, if any, by the lenders of these guarantees (including with respect to the Springing Guaranty), as discussed above in paragraph (A).

In addition, in late 2010, we and other members of a separate joint venture that owned land in southern Nevada had negotiated a very substantial discount on the debt owed by that joint venture under a loan structure that was similar to the South Edge structure and with some overlap of members and lenders. We also had knowledge that, in private transactions, interests in the Loans had been sold at discounts to par, and we had been involved since 2008 in periodic, though indefinite and unsuccessful, discussions with the lenders regarding the Loans, as described below in paragraph (D). In consideration of all of these factors, we believed that South Edge could pay off the Loans at a discount.

(C)	Estimate of Fair Value of South Edge Land. As part of our assessments of the overall carrying value of our investment in South Edge for recoverability, we have estimated on a per acre basis the fair value of South Edge land that KB HOME Nevada Inc. may acquire from South Edge (as discussed below in paragraph (D)). Our estimate of the fair value of this South Edge land was $132,000 per acre and $138,000 per acre at November 30, 2009 and 2010, respectively. As further discussed below in paragraph (E), our estimate at February 28, 2011 was $127,000 per acre.

(D)	Valuation of South Edge in 2010; Recording of Reserve. As part of our quarterly process described in our March 8, 2011 response letter, we have assessed the overall carrying value of our investment in South Edge for recoverability. Through this process, and based on the considerations described below, we recorded inventory impairment charges in the third and fourth quarters of 2007 and in the second and third quarters of 2008 to establish reserves relating to the anticipated acquisition of land from South Edge. The remaining balance of these reserves totaled approximately $122 million at November 30, 2010 after adjusting the carrying value of our investment in South Edge at November 30, 2009.
Through the first quarter of 2008, our assessments considered that in accordance with land option purchase contracts with South Edge, KB HOME Nevada Inc. and the other members of South Edge would acquire land from South Edge at prices that were initially established when the joint venture was formed in 2004, and amended upward in the second quarter of 2007. The land option purchase contracts supported a determination that our investment in South Edge was recoverable as the proceeds from land sales would be used by South Edge to repay the Loans and equity investments in full. Our assessments also considered that KB HOME Nevada Inc. would purchase land from South Edge, develop the land, and build and sell homes on the land. KB HOME Nevada Inc. first purchased land from South Edge in the second quarter of 2007. The inventory impairment charges we recorded in the third and fourth quarters of 2007 resulted from the expected losses arising from the purchase price we believed KB HOME Nevada Inc. would pay to acquire land in the future from South Edge, taking into account a decline in market prices for land and housing in southern Nevada.
By the second quarter of 2008, with local market conditions and land prices having further deteriorated, the facts and circumstances surrounding South Edge and its financing had changed significantly. In the second quarter of 2008, the lenders declined to process a draw South Edge requested. Two of the South Edge members were indicating that they were in financial distress, one of which later filed a voluntary bankruptcy petition, and the other becoming subject to involuntary bankruptcy proceedings. In March 2008, South Edge did not make an interest payment on the Loans and, as a result, the Administrative Agent for the Loans sent a notice of default to South Edge with respect to the Loans. Based on South Edge’s default, the lenders prevented a financially viable South Edge member from purchasing land from South Edge by not releasing liens on the land in order to allow the purchase to be completed.
With the deterioration in local market conditions, the financial difficulties of two South Edge members and the loan default, South Edge, KB HOME Nevada Inc., the other South Edge members and each of the parent companies of the South Edge members, including us, began working with the lenders in the second quarter of 2008 to reach a resolution regarding the Loans and the overall South Edge project. This included, among other things, discussions of a possible pay off of the Loans at a discount (as discussed above under paragraph (B)), and adjustments to the timing of land purchases from South Edge by the South Edge members. Based on these discussions with the lenders, in assessing the recoverability of our investment in South Edge from the second quarter of 2008 through the fourth quarter of 2010, we considered that the South Edge members would likely acquire land from South Edge at prices below those established under the earlier land option purchase contracts and that South Edge would pay off the Loans at a discount. In addition, given the facts and circumstances surrounding South Edge during this period, our assessments considered that KB HOME Nevada Inc. would sell the land that it acquired from South Edge to third parties without further development, rather than develop the land and build and sell homes on the land. The inventory impairment charges we recorded in the second and third quarters of 2008 reflected the expected losses resulting from the changed facts and circumstances surrounding South Edge as well as prevailing local market conditions with respect to land values.
At November 30, 2009, we determined that the fair value of the relevant South Edge land did not support the recoverability of the overall carrying value of our investment in South Edge at that date and, therefore, we reduced our investment to fair value. Following this reduction, we determined that the remaining balance was recoverable based on our analyses in each quarter of 2010. With the February 3, 2011 court decision, however, we have determined that our remaining investment in South Edge is no longer recoverable and have written off our investment in South Edge during the three months ended February 28, 2011, as discussed below in paragraph (E).

(E)	Overall Carrying Value of South Edge and Springing Guaranty Obligations at February 28, 2011. As a result of the February 3, 2011 court decision, we have determined that our investment in South Edge is no longer recoverable and have recognized a charge of approximately $54 million to write off the remaining amount of our South Edge investment during the three months ended February 28, 2011. Therefore, at February 28, 2011, we have assessed the overall carrying value of our investment in South Edge to be zero.

In view of the court decision, and although we believe there are potential offsets or defenses to prevent or minimize its enforcement as set forth in our March 8, 2011 response letter, we now consider our obligation under the Springing Guaranty to be probable. Therefore, our consolidated financial statements at February 28, 2011 reflect an obligation of approximately $212 million, representing our estimate of the probable amount that we would pay to the lenders, including amounts relating to unpaid interest and attorneys’ fees, if we cannot offset or defend against the enforcement of the Springing Guaranty. In paying this amount, we would assume the lenders’ lien position with respect to our share of the South Edge land. Thus, our obligation relating to the Springing Guaranty is partially offset by an amount equal to the estimated fair value of this South Edge land and existing reserves, resulting in a charge of approximately $23 million, which is in addition to the write off of our investment in South Edge, during the three months ended February 28, 2011.

In determining our expected loss, we considered the estimated fair value of our share of the South Edge land. We calculated the estimated fair value of this South Edge land using a present value methodology and assuming that KB HOME Nevada Inc. would develop the land, build and sell homes on most of the land, and sell the remainder of the developed land. (Alternative strategies that we no longer view as probable for this fair value estimate were selling all of the land without further development, and abandoning the property.) This fair value estimate at February 28, 2011 reflected judgments and key assumptions concerning (a) housing market supply and demand conditions, including estimates of average selling prices; (b) estimates of potential future home sales and cancellation rates; (c) anticipated entitlements and development plan for the land; (d) anticipated land development, construction and overhead costs to be incurred; and (e) a risk-free rate of return and an expected risk premium. Taking into account the foregoing, including a decision to pursue residential development at South Edge based on an anticipated revised development plan, our South Edge land fair value estimate was $127,000 per acre at February 28, 2011.

The foregoing assessments at February 28, 2011 involved our senior management in operational, legal and financial areas who are familiar with South Edge and the market in which it is located. In making the assessments, our senior management consulted with outside legal counsel and with our independent registered public accounting firm and its valuation experts. These assessments were made based on the facts known to us at the time made, and though there continues to be uncertainty regarding the ultimate resolution of a number of matters relating to South Edge, these assessments reflect what we believe is the most probable outcome as of the date of this letter.
* * *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,
/S/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer
cc:	Tricia Armelin, Staff Accountant
Anne McConnell, Senior Staff Accountant
(U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary
William R. Hollinger, Senior Vice President and Chief Accounting Officer
(KB Home)

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